Exhibit 99.2

Investor Presentation Q4 and FY 2022 30 March 2023

Disclaimer 2 Forward - Looking Statements This communication contains “forward - looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward - looking statements as predictions of future events. These forward - looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward - looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward - looking statements in this press release, including but not limited to: (1) the implementation of and expected benefits from our business realignment plan, the winddown of operations in mainland Europe, the revised 2023 plan, and other cost - saving initiatives; (2) realizing the benefits expected from the business combination (the “Business Combination”) with Ajax I; (3) reaching and maintaining profitability in the future; (4) global inflation and cost increases for labor, fuel, materials and services; (5) geopolitical and macroeconomic conditions and their impact on prices for goods and services and on consumer discretionary spending; (6) having access to suitable and sufficient vehicle inventory for resale to customers and reconditioning and selling inventory expeditiously and efficiently; (7) availability of credit for vehicle and other financing and the affordability of interest rates; (8) increasing Cazoo’s service offerings and price optimization; (9) effectively promoting Cazoo’s brand and increasing brand awareness; (10) expanding Cazoo’s product offerings and introducing additional products and services; (11) enhancing future operating and financial results; (12) achieving our long - term growth goals; (13) acquiring and integrating other companies; (14) acquiring and protecting intellectual property; (15) attracting, training and retaining key personnel; (16) complying with laws and regulations applicable to Cazoo’s business; and (17) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Forward - Looking Statements” in the Reports on Form 6 - K filed with the U.S. Securities and Exchange Commission (the “SEC”) by Cazoo Group Ltd on June 9, 2022 and September 8, 2022 and in subsequent filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward - looking statements. Forward - looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward - looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward - looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.. Industry and Market Data This Presentation includes market data and other statistical information from sources believed by Cazoo to be reliable, including independent industry publications, governmental publications or other published independent sources. Some data is also based on the good faith estimates of Cazoo, which in each case are derived from its review of internal sources as well as the independent sources described above. Although Cazoo believes these sources are reliable, Cazoo has not independently verified the information and cannot guarantee its accuracy and completeness. Cautionary Statement Regarding Preliminary Results The financial results for the three months and full year ended December 31, 2022 and for the two months ended February 28, 2023 in this presentation are preliminary, unaudited and represent the most recent current information available to Cazoo’s management. Preliminary financial results are subject to risks and uncertainties, many of which are not within Cazoo’s control. Cazoo’s actual results as of and for the three months and the full year ended December 31, 2022 and as of and for the three months ended March 31, 2023 may differ from these estimated financial results, including due to the completion of its financial closing procedures, final adjustments that may arise between the date of this presentation and the time that financial results as of and for the three months and the full year ended December 31, 2022 and as of and for the three months ended March 31, 2023 are finalized, and such differences may be material. In addition, these financial results do not reflect important limitations, qualifications and details that will be included in the financial results as of and for the full year ended December 31, 2022, to be included in a Report on Form 20 - F to be filed with the SEC, and as of and for the three months ended March 31, 2023 to be included in a Report on Form 6 - K to be filed with the SEC. The preliminary results included herein have been prepared by, and are the responsibility of, Cazoo’s management. Cazoo’s independent registered public accounting firm has not audited, reviewed, compiled, or performed any procedures with respect to this information. Accordingly, Cazoo’s independent registered public accounting firm does not express an opinion or any other form of assurance with respect thereto.. Non - IFRS Financial Measures This presentation includes certain financial measures not based on IFRS, including Adjusted EBITDA and Adjusted EBITDA Margin (together, the “Non - IFRS Measures”) In addition to Cazoo’s results determined in accordance with IFRS, the Company believes that Adjusted EBITDA and Adjusted EBITDA Margin provide useful information for management and investors to assess the underlying performance of the business as they remove the effect of certain non - cash items and certain charges that are not indicative of Cazoo’s core operating performance or results of operations. Cazoo believes that non - IFRS financial information, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because it provides an additional tool for investors to use in evaluating Cazoo’s ongoing operating results and trends and because it provides consistency and comparability with past financial performance. However, Cazoo’s management does not consider non - IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. Adjusted EBITDA and Adjusted EBITDA Margin are presented for supplemental informational purposes only, have limitations as analytical tools and should not be considered in isolation from, or as a substitute for, the analysis of other IFRS financial measures, such as loss for the period from continuing operations. Some of the limitations of Adjusted EBITDA and Adjusted EBITDA Margin include that they do not reflect the impact of working capital requirements or capital expenditures and other companies in Cazoo’s industry may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently, or use a different accounting standard such as U.S. GAAP, which limits their usefulness as comparative measures. Cazoo urges investors to review the reconciliation of Adjusted EBITDA to loss for the period from continuing operations included below, and not to rely on any single financial measure to evaluate its business. Adjusted EBITDA is defined as loss for the year from continuing operations adjusted for tax, finance income, finance expense, depreciation, amortization and impairment of intangible assets, share - based payment expense, fair value movement in Convertible Notes and embedded derivative, fair value movement in warrants and foreign exchange movements, and exceptional items which do not relate to our core operations. Adjusted EBITDA margin is defined as the ratio of Adjusted EBITDA to revenue. Use of Guidance and Projections Any financial information in this Presentation (including specifically guidance and projections) that are forward - looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Cazoo’s control. While such information, guidance and projections are necessarily speculative, Cazoo believes that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. All subsequent written and oral forward - looking statements concerning Cazoo or other matters and attributable to Cazoo or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements. Trademarks This Presentation contains trademarks, service marks, trade names and copyrights of Cazoo and of other companies, which are the property of their respective owners.

Co n t e n t s Progress to date and opportunity FY 2022 and Q4 2022 Performance Highlights FY 2022 Financial Performance and Guidance Summary remarks Focus on unit economics, reducing fixed cost base and maximizing cash runway 3

Achieved since launch in December 2019:

Retail Units Sold **120,000+**	Focus on the core UK market **~ £100bn**	UK Brand Awareness **80%+**	Trustpilot 33k+ Reviews **4.5/5.0**
In-house Vehicle Preparation Centers **4**	Retail Reconditioning Capacity p.a. **~85k+**	Customer Centers **7**	Retail GPU[1] **~£950**

Note: Vehicles sold to retail consumers online since launch in December 2019 through to the end of February 2023. The UK market size as per OC&C report, Jun 2021. UK Brand Awareness as of July 22 per Engage Survey among potential used car buyers in the UK. Additional reconditioning capacity could be made available at a mothballed site. [1] Retail GPU estimate for Q1 2023. The financial results for three months ended March 31, 2023, presented in this announcement are estimates and unaudited.

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Further progress over 2022 and YTD 2023 Laser focused on optimizing unit economics Enabled end - to - end in - house retail reconditioning Grew direct car buying channel to ~50% of retail units sold Rightsizing of operational footprint and headcount largely completed 2022 Record £1.25bn revenue & 65,366 retail units Largely exited EU businesses to fully focus on UK market 5

Near-term focus on unit economics to achieve profitable growth in large UK market



Size

~£100bn

Transactions

~7m



Disrupting the traditional model
Traditional dealership
Online
-11% pt
+12% pt
78%
73%
67%
40%
52%
52%
2019
2021
2022
Likely to use dealership to complete next purchase (% of respondents)
Consideration of online for next car purchase, used cars (% of respondents), drivers only

Medium and Long-Term Targets

	Today	Medium term	Long term
Market Share	~1%	2%	5%
Retail Units	~40-50k	~160k	~400k
Retail GPU	~£1,000	~£1,500	~£2,000
GP Potential	~£50m	~£250m	>£750m

Source: OC&C Speedometer 2022 Survey, OC&C analysis. SMMT 2022 used cars sales data. OC&C estimates for UK retail Used Cars market used for market share assumptions. Management estimates for future projections and market share at scale.
Note: These forward-looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results.

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Q4 2022 & FY 2022 Highlights Note: Financial infformation for three months and full year ended December 31, 2022 is unaudited. Note: Retail GPU (Gross Profit per Unit) is derived from UK retail and ancillary product revenues, divided by UK retail units sold (net of returns). EU operations are classified as discontinued operations in 2022 results. Ancillary revenues include financing commission, warranty commission, paint protection, delivery charges, administrative fees and any add - ons. TOTAL REVENUE RETAIL UNITS SOLD RETAIL GPU £1.25bn 65,366 £403 +91% YoY +88% YoY - 6% YoY £318m 17,849 £596 +39% YoY +105% YoY +156% YoY ANCILLARY REVENUE REVENUE PER RETAIL UNIT FINANCE ATTACHMENT RATE £40m £605 46.5% +159% YoY +38% YoY Q4 22: 51.5% FY 2022 Q4 2022 7 FY 2022: An c i ll a r y p r o du c t s

Better car selection and ancillary revenue opportunities Actions to improve the unit economics of the business in 2022 and Q1 2023 Improving purchasing channel mix, car selection and margins with growth of direct buying channel C o r p o r a t e C o n s u m e r A u c t i o n Other Cars retailed by source in 2022 c . 50 % Capturing additional revenue opportunities from ancillary and financing product sales 41.8% 52.7% 3 5% 4 0% 4 5% 5 0% 5 5 % Dec - 21 Jan - 22 Feb - 22 Mar - 22 Apr - 22 May - 22 Jun - 22 Jul - 22 Aug - 22Sept 22 Oct - 22 Nov - 22 Dec - 22 Finance attachment rate Q4 22 finance attachment rate: 51.5% 8

Actions to improve the unit economics of the business in 2022 and Q1 2023 (cont.)

Optimizing the operational footprint and managing fixed cost base; focus on the UK opportunity

Rightsizing operational footprint to enable efficient reconditioning and logistics

Cazoo Customer Centers

From 21 to 7
Collection, distribution, storage, servicing, brand and engagement

Cazoo In-House Reconditioning Capacity

From 8 to 4:
3 retail vehicle preparation and
1 wholesale reconditioning center
85k+ cars per year
Best-in-class operations geographically optimized

Cazoo Delivery Infrastructure

From c.250 to c.190
fleet of car transporters
Unique delivery & collection experience that delights customers


Cazoo Customer Center
Vehicle Preparation Center
Customer Services Site
Head Office
Manchester
Cold Meece
Birmingham
Northampton
Bedford
Wembley
Bristol
Portbury
Lakeside
London
Chertsey
Southampton

Reducing our fixed cost base through optimizing the network and headcount


Reduction in headcount
3226
1511
Dec-31-22
Mar-20-23


Cluno near-complete, wind-down: Q2 23
Wind-down retail: Q1 23
Wind-down subs: Q2 23
Exited: Q4 22
Wind-down: Q1 23
Subs business sold

Withdrawal from mainland Europe to focus resources on substantial UK opportunity

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The building blocks to further increase Retail GPU in 2023

Retail GPU (£/unit)


Q4 2022
£596/ unit
Better stock selection
More purchasing direct from consumer
Greater refurbishment efficiencies
Decreasing number of days-to-sale
$
Increasing finance attachment rate
$
Growing ancillary revenue streams
Full-year 2023 Retail GPU approaching £1,200/unit

Note: Forward-looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. Retail GPU defined as retail and ancillary gross profit divided by retail units sold.

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1 Cost of sales includes £10 million (2021: £5 million) of depreciation on subscription vehicles which is excluded in the Adjusted EBITDA calculations. 2 SG&A excludes depreciation of property, plant and equipment and right - of - use assets, amortization of intangible assets, impairment of intangible assets and goodwill, share - based payments and exceptional items. 3 “Adjusted EBITDA” is defined as loss for the year from continuing operations adjusted for tax, finance income, finance expense, depreciation, amortization and impairment of intangible assets, share - based payment expense, fair value movement in Convertible Notes and embedded derivative, fair value movement in warrants and foreign exchange movements and exceptional items which do not relate to our core operations. 4 Adjusted EBITDA margin represents the ratio of Adjusted EBITDA to revenue. 11 2022 Operational and Financial results Y E - 22 £ m YE - 21 YoY £ m % Comments Units (‘000) 85 49 72% Strong growth in units as our proposition to buy and of which Retail units (‘000) 65 35 88% sell cars online resonates strongly with consumers Revenue 1 , 249 655 91% Record revenue due to higher unit volumes Gross profit 1 20 23 3 . 6% 427 - 13% - 2pp t s - 6% Lower GP margin due to inventory clearance early in 2022 and push for growth, but sequential improvement QoQ with stronger exit rate Gross Profit margin (%) 1 . 6% Retail GPU (£/unit) 403 SG&A 2 (284) (196) 45% Investment in logistics and headcount to drive growth Adjusted EBITDA 1,3 ( 2 54 ) ( 1 68 ) 51% Larger loss due to lower gross profit and investments to drive Adjusted EBITDA margin 4 (%) - 20 . 3% - 25 . 6% 5 . 3pp t s growth (Unaudited)

2022 Cash flow

(Unaudited)	YE-22 £ m	YE-21 £ m	Comments in relation to 2022 results
Total loss for the year	**(704)**	**(544)**	*Includes £186m loss from discontinued operations*
Adjustments[1]	329	323	
Movement in working capital, interest and tax credits received	124	(336)	*Mainly inventory movement*
Net cash used in operating activities	**(250)**	**(556)**	
Capital expenditure and disposals of PPE	(43)	(44)	*Includes PPE and technology development*
Business acquisitions, disposals and sale/leasebacks	(32)	(191)	*brumbrum acquisition in 2022*
Net cash used in investing activities	**(76)**	**(235)**	
Net proceeds from Convertible Notes	460	-	*Issuance of $630m of Convertible Notes*
Net proceeds from the Listing	-	626	*Includes proceeds from warrants from Drover acquisition and exercise of share options*
Movement in inventory and subscription financing	(33)	138	*Offsets with inventory movement*
Interest paid	(19)	(4)	*Convertible Notes issued in February 2022*
Lease payments and other financing activities	(28)	(19)	*Growth in leasehold properties and transporters*
Net cash provided by financing activities	**380**	**741**	
Net increase/(decrease) in cash and cash equivalents	**54**	**(50)**	
Foreign exchange difference	**11**	**(1)**	
Cash and cash equivalents at the end of the year	**258**	**193**	
Self-funded inventory	**~75**	**NA**	

[1] Adjustments include depreciation of property, plant and equipment and right-of-use assets; amortization and impairment of intangible assets; finance income; finance expense; share-based payment expense; IFRS 2 expense on the business combination with Ajax; fair value movement in the Convertible Notes and embedded derivative, fair value movement in the warrants and foreign exchange movements; tax credit; impairment loss on remeasurement of the disposal group; loss on disposal of property, plant and equipment; loss on sale of discontinued operations; loss on sale and leaseback transactions; and movement in provisions.

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2023 guidance reiterated

Actions to deliver turnaround in performance

GPU approaching £1,500 by Q4 2023	Headcount reduction (largely completed) to ~1,500 employees	SG&A reduction Q4 2023 vs Q4 2022 of >£25m	Quarterly cash use reduced to ~£30m/quarter


CAZOO

Retail units	**40 – 50k** + wholesale units of 10K
Retail GPU	**Approaching £1,200/unit** ~3x from £403/unit in 2022
Adjusted EBITDA	**£(100)-(120)m** Focus on unit economics
Cash	**£110-£130m** Year-end cash + **~ £15-25m** Self-financed inventory

Note: Forward-looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results.

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In summary We have accomplished an enormous amount in the three years since launch We have established a market leading platform, team, brand and infrastructure in the UK Near - term focus on unit economics, optimization of operational footprint and maximizing cash runway Swift delivery on the restructuring gives us confidence in laying solid foundations for profitable growth in the future 14

Appendix 15

Source: Auto Trader and Society of Motor Manufacturers & Traders (SMMT) UK used car transactions UK used car market 7 . 6 7 . 6 7 . 5 7 . 1 6 . 9 7 . 0 7 . 0 7 . 0 7 . 2 7 . 4 7 . 6 8 . 2 8 . 1 7 . 9 7 . 9 6 . 8 7 . 5 6 . 9 7 .0 8 .0 9 .0 6.0 5.0 4.0 3.0 2.0 1.0 - 200 5 200 6 200 7 200 8 200 9 201 0 201 1 201 2 201 3 201 4 201 5 201 6 201 7 201 8 201 9 202 0 202 1 2022 Total number of transactions, million 16

1 Amortization and impairment of intangible assets includes a non - cash impairment charge of £299 million largely related to actions taken in the Group's Revised Business Plans. 2 Exceptional items of £7 million include restructuring costs of £6 million with the remainder primarily related to transaction costs incurred on the acquisition of brumbrum. 3 “Adjusted EBITDA” is defined as loss for the year from continuing operations adjusted for tax, finance income, finance expense, depreciation, amortization and impairment of intangible assets, share - based payment expense, fair value movement in Convertible Notes and embedded derivative, fair value movement in warrants and foreign exchange movements, and exceptional items which do not relate to our underlying operations. 17 Adjusted EBITDA reconciliation (Unaudited) Y E - 22 £ m YE - 21 Comments £ m Loss for the year (704) (544) Larger loss due to lower gross profit and restructuring 14 Decision made in 2022 to withdraw from EU Loss for the year from discontinued operations 186 Loss for the year from continuing operations (518) (529) Adjustments: Tax credit (7) (2) Finance income (2) (0) Finance expense 53 5 Higher due to issuance of Convertible Notes in February 2022 Depreciation 45 26 Amortization and impairment of intangible assets 1 319 36 Includes non - cash impairment of £299m following the Revised Business Plans Share - based payments 44 44 IFRS 2 expense on the Listing (non - cash) - 241 Fair value movement in instruments (194) (27) Includes Convertible Notes and embedded derivative, warrants and foreign exchange Exceptional items 2 7 39 Primarily restructuring costs in 2022; listing - related fees in 2021 Total adjustments 264 362 Adjusted EBITDA 3 (254) (168) Larger loss due to lower gross profit and investment in growth